EXHIBIT 99.3
















                   SINOVAC BIOTECH LTD.
                   --------------------
                   (formerly Net-Force Systems Inc.)


                   Pro-forma Consolidated Financial Statements
                   (Expressed in U.S. Dollars)
                   ---------------------------

                   June 30, 2003








                   Index
                   -----

                   Accountant's Compilation Report

                   Pro-forma Consolidated Balance Sheet

                   Pro-Forma Consolidated Statement of Stockholders' Equity

                   Pro-Forma Consolidated Statement of Operations

                   Notes to Pro-forma Consolidated Financial Statements

MOORE STEPHENS ELLIS FOSTER LTD.
--------------------------------
CHARTERED ACCOUNTANTS
---------------------

1650 West 1st Avenue
Vancouver, BC  Canada   V6J 1G1
Telephone:  (604) 734-1112  Facsimile: (604) 714-5916
Website:  www.ellisfoster.com

--------------------------------------------------------------------------------




ACCOUNTANT'S COMPILATION REPORT
-------------------------------


To the Board of Directors and Stockholders

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

We have compiled the accompanying pro-forma consolidated balance sheet of Sinovac Biotech Ltd. (formerly Net-Force Systems Inc.) as at June 30, 2003 and the pro-forma consolidated statements of stockholders' equity and operations for the six months ended June 30, 2003 in accordance with statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of pro-forma consolidated financial statements information that is the representation of management. We have not audited or reviewed the accompanying pro-forma consolidated financial statements and accordingly, do not express an opinion or any other form of assurance on them.

Management has elected to omit substantially all of the disclosure required by generally accepted accounting principles. If the omitted disclosures were included in the pro-forma consolidated financial statement, they might influence the user's conclusions about the Company's pro-forma consolidated financial position. Accordingly, these pro-forma consolidated financial statements are not designed for those who are not informed about such matters.






Vancouver, Canada                            "MOORE STEPHENS ELLIS FOSTER LTD."
November 3, 2003                                    Chartered Accountants










--------------------------------------------------------------------------------

MS An independently owned and operated member of Moore Stephens North America, Inc. Members in principal cities throughout North America. Moore Stephens North America, Inc. is a member of Moore Stephens International Limited, members in principal cities throughout the world.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Pro-forma Consolidated Balance Sheet
June 30, 2003
(Unaudited - See Accountant's Compilation Report)
(Expressed in U.S. Dollars)

==================================================================================================================================
                                                                    Net-Force
                                                                 Systems Inc.          Sinovac
                                                                          and          Biotech
                                                                   Subsidiary         Co. Ltd.          Pro-forma
                                                                     April 30          June 30         adjustment        Pro-forma
                                                                         2003             2003           (Note 3)     consolidated
----------------------------------------------------------------------------------------------------------------------------------

ASSETS
Current assets
  Cash and cash equivalents                                    $      31,714    $     730,150  (b) $     (31,614)   $     730,250
  Accounts receivable, net                                             3,903        1,020,096  (b)        (3,903)       1,020,096
  Reserves and deposits with credit card processor                    30,927                -  (b)       (30,927)               -
  Inventories                                                              -        1,552,210                  -        1,552,210
  Prepaid expenses and deposits                                            -           12,990                  -           12,990
----------------------------------------------------------------------------------------------------------------------------------

Total current assets                                                  66,544        3,315,446            (66,444)       3,315,546
----------------------------------------------------------------------------------------------------------------------------------

Property, plant and equipment                                          7,183        7,706,783  (b)        (7,183)       7,706,783
Player deposits                                                       51,637                -  (b)       (51,637)               -
Deposits                                                               4,793                -  (b)        (4,793)               -
Due from related parties                                                   -          677,487                  -          677,487
Licenses and permits                                                       -        2,578,345                  -        2,578,345
----------------------------------------------------------------------------------------------------------------------------------

Total assets                                                   $     130,157    $  14,278,061      $    (130,057)   $  14,278,161
==================================================================================================================================

LIABILITIES
Current liabilities
  Loans payable                                                $           -    $     872,282      $           -    $     872,282
  Accounts payable and accrued liabilities                            51,256        1,760,714  (b)       (51,256)       1,760,714
  Due to related parties                                              53,387        1,246,344  (b)       (53,387)       1,246,344
  Player deposits                                                     51,637                -  (b)       (51,637)               -
  Deferred research grants                                                 -          121,850                  -          121,850
----------------------------------------------------------------------------------------------------------------------------------

Total current liabilities                                            156,280        4,001,190           (156,280)       4,001,190
----------------------------------------------------------------------------------------------------------------------------------

MINORITY INTEREST                                                          -                -  (d)     5,035,667        5,035,667

STOCKHOLDERS' EQUITY (DEFICIENCY)

Preferred stock                                                            -                -                  -                -
  Authorized: 50,000,000 shares at par value of $0.001 each
  Issued and outstanding: nil
Common stock                                                          17,066       11,075,201  (a)    (5,638,353)          27,091
  Authorized: 100,000,000 shares at par value of $0.001 each                                   (d)    (5,426,848)
  Issued and outstanding: 27,091,033                                                           (e)            25

Additional paid-in capital                                         1,145,037                -  (a)     5,638,353        5,621,362
                                                                                               (c)    (1,162,028)

Accumulated deficit                                               (1,188,226)        (798,330) (b)        26,223         (407,149)
                                                                                               (c)     1,162,003
                                                                                               (d)       391,181
----------------------------------------------------------------------------------------------------------------------------------

Total stockholders' equity (deficiency)                              (26,123)      10,276,871         (5,009,444)       5,241,304
----------------------------------------------------------------------------------------------------------------------------------

                                                               $     130,157    $  14,278,061      $    (130,057)   $  14,278,161
==================================================================================================================================


The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Pro-forma Consolidated Statement of Stockholders' Equity
For the six months ended June 30, 2003
(Unaudited - See Accountant's Compilation Report)
(Expressed in U.S. Dollars)

====================================================================================================================
                                                                                                               Total
                                                   Common stock             Additional                        Stock-
                                            ---------------------------        paid-in    accumulated       holders'
                                                  Shares         Amount        capital        Deficit         equity
--------------------------------------------------------------------------------------------------------------------

Recapitalization as a result of merger

Initial capitalization to effect the
  acquisition (Note 3a & d)                  10,000,000    $    10,000    $ 5,638,353    $  (341,505)   $ 5,306,848


Recapitalization (Note 3c & e)               17,091,033         17,091        (16,991)             -            100
--------------------------------------------------------------------------------------------------------------------

Balance after recapitalization adjustment    27,091,033         27,091      5,621,362       (341,505)     5,306,948


Comprehensive income (loss)
- Net (loss) for the period                           -              -              -        (65,644)       (65,644)
--------------------------------------------------------------------------------------------------------------------

Balance, June 30, 2003                       27,091,033    $    27,091    $ 5,621,362    $  (407,149)   $ 5,241,304
====================================================================================================================


The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Pro-Forma Consolidated Statement of Operations
(Unaudited - See Accountant's Compilation Report)
(Expressed in U.S. Dollars)

=========================================================================================================================
                                                          Net-Force
                                                            Systems           Sinovac         Pro-forma
                                                                and           Biotech       adjustments         Pro-forma
                                                         Subsidiary         Co., Ltd.          (Note 3)      Consolidated
-------------------------------------------------------------------------------------------------------------------------
                                                               Year        Six months
                                                              Ended             Ended
                                                           April 30           June 30
                                                               2003              2003
-------------------------------------------------------------------------------------------------------------------------

Sales                                                $           -     $   1,090,856     $           -     $   1,090,856

Cost of sales                                                    -           357,386                 -           357,386
-------------------------------------------------------------------------------------------------------------------------

Gross profit                                                     -           733,470                 -           733,470
-------------------------------------------------------------------------------------------------------------------------

Selling, general and administrative expenses                     -           615,615                 -           615,615

Research and development expenses                                -            18,099                 -            18,099

Interest and financing expenses                                  -           118,690                 -           118,690

Depreciation of property, plant and equipment
  and amortization of licenses and permits                       -           132,994                 -           132,994
-------------------------------------------------------------------------------------------------------------------------

                                                                 -           885,398                 -           885,398
-------------------------------------------------------------------------------------------------------------------------

Operating loss                                                   -          (151,928)                -          (151,928)

Interest income                                                  -            23,214                 -            23,214
-------------------------------------------------------------------------------------------------------------------------

Loss for the period from continuing operation                    -          (128,714)                -          (128,714)

Loss from discontinued operation                          (125,564)                - (b)       125,564                 -
-------------------------------------------------------------------------------------------------------------------------

Net (loss) for the period before minority interest        (125,564)         (128,714)          125,564          (128,714)

Minority interest                                                -                 - (d)        63,070            63,070
-------------------------------------------------------------------------------------------------------------------------

Net (loss) for the period                            $    (125,564)    $    (128,714)    $     188,634     $     (65,644)
=========================================================================================================================

Loss per share
 - Basic and diluted                                 $       (0.01)                                        $       (0.01)
=========================================================================================================================


The accompanying notes are an integral part of these financial statements.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Pro-forma Consolidated Financial Statements
June 30, 2003
(Unaudited - See Accountant's Compilation Report)
(Expressed in U.S. Dollars)
================================================================================


1.   Basis of Presentation
--------------------------

     These pro-forma consolidated financial statements have been prepared solely for submission to U.S. Securities and Exchange Commission in connection with the acquisition of Sinovac Biotech Co., Ltd. ("Sinovac"), by Net-Force Systems Inc. ("Net-Force").

     These pro-forma consolidated financial statements have been prepared to give effect to the acquisition of Sinovac Biotech Co., Ltd. ("Sinovac") which was completed on September 24, 2003, as if it had occurred on June 30, 2003. Net-Force changed its name to Sinovac Biotech Ltd. effective October 21, 2003.

     These pro-forma consolidated financial statements are not necessarily indicative of the actual results which would have been attained had the combination been in effect on the date indicated or which may be attained in the future.

     These pro-forma consolidated financial statements have been prepared from information derived from the audited consolidated financial statements of Net-Force as at April 30, 2003 and the audited financial statements of Sinovac as at June 30, 2003, included elsewhere herein and as filed in Form 6-K. These pro-forma consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of both of Net-Force for the year ended April 30, 2003 and Sinovac for the six months ended June 30, 2003.

SINOVAC BIOTECH LTD.
--------------------
(formerly Net-Force Systems Inc.)

Notes to Pro-forma Consolidated Financial Statements
June 30, 2003
(Unaudited - See Accountant's Compilation Report)
(Expressed in U.S. Dollars)
================================================================================


2.   Share Exchange Agreements and Assumptions
----------------------------------------------

     (a)  Stock Issuance

          On June 11, 2003, Net-Force issued 25,000 shares to an individual for consulting services rendered.

     (b)  Share Exchange Agreements

          Pursuant to a share exchange agreement dated September 24, 2003, Net-Force agreed to issue 10,000,000 common stocks in exchange for 51% interest in Sinovac.

          As part of the above transaction, Net-Force would dispose of its wholly owned subsidiary, Net Force Entertainment, Inc. and all of its assets and liabilities to a company controlled by its president and Chief Executive Officer for $100 and then become a non-operating shell company. Therefore, the above transactions resulted in the management of Sinovac having effective operating control of the combined company, with the shareholders of Net-Force continuing only as passive investors. Accounting principle applicable to reverse acquisition recapitalization have been applied to record this acquisition. Under this basis of accounting, Sinovac has been identified as the acquirer and, accordingly, the combined company is considered to be a continuation of the operations of Sinovac. Since Net-Force will have no assets other than $100 cash and no liabilities after the disposal of its subsidiary, the 17,091,033 shares of common stocks outstanding at the date of reorganization will be recorded at $100.


3.   Pro-forma Adjustments
--------------------------

     These unaudited pro-forma consolidated financial statements reflect the following pro-forma adjustments:

     (a) Initial capitalization to effect the reorganization by the issuance of 10,000,000 common stocks by Net-Force in exchange for 51% interest in Sinovac.

     (b) Disposal of Net-Force's assets, liabilities and its subsidiary for $100.

     (c)  Recapitalization   of   Net-Force's   outstanding   common  stocks  of
          17,091,033 shares and elimination of Net-Force's accumulated deficit to $Nil.

     (d)  To record minority interest.

     (e) Issuance of 25,000 common stocks by Net-Force for consulting services received (see Note 2a).